Exhibit 99.2

INVESTORS MEETING NASDAQ & TASE: KMDA November 2023

FORWARD LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include the 2023 financial guidance, success of the inhaled AAT clinical study, its benefits and potential market size, success of the U . S . plasma collection expansion and revenue potential, and success in launching new products in the Israeli distribution business segment . These statement involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the prospected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, the progress and results of any clinical trials, the introduction of competing products, the continued market acceptance of Kamada’s commercial products portfolio, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 202 2 Annual Report on Form 20 - F (filed on March 15 , 202 3 ) as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable securities laws . You should not place undue reliance on any forward - looking statement and should consider the uncertainties and risks noted above, as well as the risks and uncertainties more fully discussed under the heading “Risk Factors” of Kamada’s 202 2 Annual Report on Form 20 - F (filed on March 15 , 202 3 ) as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . 2 Kamada / November 2023

6 FDA approved products ; global commercial network selling in over 30 countries 2023 revenues guidance of $138M - $146M; Adjusted EBITDA of $22M - $26M; rapidly growing; positive cash - flow; strong balance sheet Multiple growth drivers with limited downside ri sk and significant upside potential KAMADA HIGHLIGHTS 6 3 Kamada is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions The company is a leader in the specialty plasma - derived field focused on diseases of limited treatment alternatives The company is advancing an innovative development pipeline targeting areas of significant unmet medical need Kamada / November 2023

FINANCIAL GROWTH TRAJECTORY Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses 4 104 129 138 - 146 2021 2022 2023 Revenues US$M 6 18 22 - 26 2021 2022 2023 Adjusted EBITDA US$M 2023 represents annual guidance 2023 represents annual guidance Kamada / November 2023 Strong First 9 - Month Results and Expected Continued Momentum Anticipated to Drive Full - Year 2023 Adjusted EBITDA Growth (mid point represents approx. 35% increase YoY)

o Product launched in the U.S in 2018 in collaboration with Kedrion o Total U.S market size > $150M o Only anti - Rabies IgG product with FDA approved label confirming safety and effectiveness in children KEDRAB Anti - Rabies Immune Globulin 12 16 18 12 16 16 31 24 25 36 10% 20% 23% 27% 32% 0% 5% 10% 15% 20% 25% 30% 35% 0 5 10 15 20 25 30 35 40 2018 2019 2020 2021 2022 KEDRAB US Revenues (US$M) Kamada Kedrion Market Share Kamada / November 2023 5

$60M STRATEGIC INVESTMENT BY FIMI 6 Kamada / November 2023 o Proceeds from the private placement are expected to be used to accelerate the growth of the Company’s existing business and execution of strategic business development opportunities o Approximately 12.6 million ordinary shares at a price of $4.75 per share. Represents the average closing price of the Company’s shares on NASDAQ during the 20 trading days prior to the date of the agreement o Following the investment, FIMI beneficially own approximately 38% of Kamada’s outstanding ordinary shares and is a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999. o Secured a strategic share purchase agreement with FIMI Opportunity Funds , the leading private equity firm in Israel and an existing significant Kamada shareholder to purchase $60 million of the Company ordinary ’s shares in a private placement

FDA - APPROVED S PECIALITY PLASMA PRODUCTS; KEY FOCUS ON TRANSPLANTATION & RARE CONDITIONS KEDRAB/KAMRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin Intravenous (Human)] Prophylaxis of cytomegalovirus disease associated with transplantation VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patient groups HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplantation WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of immune thermobocytopunic purpura (ITP) & suppression of Rh isoimmunization (HDN) GLASSIA® [Alpha1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD) Kamada / November 2023 7

CYTOGAM is the only plasma - derived IgG approved in the US and Canada for its indication o Indicated for prophylaxis of CMV disease in kidney, lung, liver, pancreas, heart and heart / lung transplants, an area of significant unmet medical need. International guidelines for the management of CMV in solid organ transplantation provide recommendations for prophylaxis in high - risk groups o Significant growth opportunities in the US, Canada and the international markets as volume of transplants continues to increase . o CYTOGAM manufactured at the Company’s facility in Israel is now available for commercial sales in the U . S . Availability in Canada is expected by the end of this year CYTOGAM CMV Immune Globulin Kamada / November 2023 8 o New clinical data highlighting five - year real - world survival benefits of high risk cmv mismatch lung transplant patients receiving CYTOGAM were presented at IDweek 2023 o Established a Scientific Advisory Board, consisting of eight U . S . based world - renowned thought leaders in the solid organ transplantation field, focuses on U . S . clinical program for CYTOGAM including new opportunities and future R&D possibilities

STRATEGIC ENTRY INTO THE U.S. PLASMA COLLECTION MARKET 9 Kamada / November 2023

STRATEGIC ENTRY INTO THE U.S. PLASMA COLLECTION MARKET Kamada Plasma was established in Q1 20 21 through the acquisition of an FDA - licensed plasma collection center in Texas, focusing on collecting hyper - immune plasma for specialty IgG’s o Strategic transaction which advances Kamad a ’s objective to evolve into a fully integrated specialty plasma company, enhancing self - supply for our hyperimmune products o Planning to open additional centers in the US, collecting hyper - immune plasma as well as normal source plasma (NSP) o Average annual revenues of a mature collection center ranges between $8M - $10M 10 Kamada / November 2023

INHALED AAT PHASE 3 PIVOTAL STUDY

- Non-Invasive, at-home treatment. Expected better ease of use and **quality of life** for AATD patients than current IV SOC
- The leading new **innovative** AATD treatment in advanced clinical stage (Ph-3)
- **Most effective** mode of treatment for delivering therapeutic amounts of AAT directly into the airways
- Studied in more than 200 individuals to date, with an established **safety profile**
- **Positive recent scientific advice from EMA**: reconfirms overall study design and acknowledges the **statistically and clinically meaningful** FEV1 results demonstrated in previously study
- Only 1/8th of the IV AAT dosing, more **cost-effective**; Favorable market access landscape
- To date enrolled **over 30%** of the overall required enrollment to the study
- Substantial opportunity in over **a $1 billion market**



InnovAATe
Inhaled AAT Clinical Study

Global, double-blind, randomized, placebo-controlled pivotal Phase 3 clinical trial to test the safety and efficacy of inhaled AAT in patients with AATD.
Study design meet FDA and EMA's requirements

11
Kamada / November 2023

RECENTLY APPOINTED INDEPENDENT DIRECTORS 12 Kamada / November 2023 Prof . Benjamin Dekel currently serves as the Founder and Chief Scientist of RenoVate Biopharmaceuticals Ltd . , as director at Sagol Center for Regenerative Medicine, Tel Aviv University ; as Vice - Dean, School of Medicine, Tel Aviv University ; Chief, Pediatric Nephrology and Pediatric Stem Cell Research Institute, Sheba Medical Center ; as a member of the Higher Committee on Cell and Gene Therapy, Israel Ministry of Health ; and as a member of the Scientific Advisory Board, Stemrad , Ltd . From June 2009 until June 2020 , Prof . Dekel served as Chief Scientist and a member of the board of directors of KidneyCure Inc . In 2011 , Prof . Dekel Served as a Visiting Scholar at Stanford University . From January 2003 to January 2005 , Prof . Dekel Served as a Fellow at the Weizmann Institute . Prof . Dekel holds an MD degree in Medicine from the Technion — Israel Institute of Technology and a PhD in Immunology & Transplantation Biology from the Weizmann Institute . Assaf Itshayek has over 15 years of hi - tech industry experience in senior management and finance executive positions in different industries (including online, fintech and energy) . Mr . Itshayek currently serves as a member of the board of directors of GoTo Global Ltd . , Qira Ltd . and Trinity Audio Ltd . From June 2021 until October 2022 , Mr . Itshayek served as the chief executive officer of NeraTech Media Ltd . Prior thereto, from November 2012 until June 2021 , Mr . Itshayek was at Somoto Ltd . (TASE : SMTO), initially as the chief financial officer and from December 2017 , as the chief executive officer . Prior thereto, Mr . Itshayek served as the chief financial officer of BlueSnap Inc . (from February 2021 until January 2021 ) and Digital Power Corporation Ltd . (June 2009 - May 2011 ) and served as the corporate controller of Metalink Ltd . from June 2006 until August 2008 . From December 1999 until July 2006 , Mr . Itshayek served as a TMT senior audit manager at Deloitte Brightman Almagor Zohar & Co . , a Firm in the Deloitte Global Network . Mr . Itshayek holds a B . A . degree in Business Administration and Accountancy from the College of Management and an M . B . A . degree from Tel Aviv University .

9M & Q3 SUMMARY FINANCIAL DATA 13 Kamada / November 2023 Details Q3/ 20 22 Q3/2023 9M/ 20 22 9M/2023 US $ M 25.6 31.4 67.2 86.4 PROPRIETARY 6.6 6.5 16.7 19.7 DISTRIBUTION 26% and 18% YoY increase for 9M & Q3, respectively 32.2 37.9 83.9 106.1 TOTAL REVENUES 12.9 14.8 31.4 41.1 GROSS PROFIT 40% 39% 37% 39% GROSS MARGIN (10.3) (10.4) (30.9) (33.8) OPEX 0.5 3.2 (5.3) 3.2 NET PROFIT 67% and 31% YoY increase for 9M & Q3, respectively 6.0 7.9 10.6 17.7 Adjusted EBITDA 31.3 52.6 CASH Including acquisition related intangible assets ($138M @ September 23) 319.6 337.1 TOTAL ASSETS 5 - year term loan paid down in full during Q3 - 23 18.5 0.0 BANK LOAN Acquisition related contingent consideration 85.7 72.1 CONTINGENT LIABILITIES 172.6 238.4 EQUITY

KAMADA INVESTMENT HIGHLIGHTS 14 Kamada / November 2023 A global leader; focused on areas of limited treatment alternatives Financially stable; profitable; cash - generating; continued double digit growth 6 FDA approved products with significant worldwide growth potential Leading innovative product for AAT Deficiency in late stage development; Targeting a market of over $1B Significant upside potential with limited downside

November 202 3 THANK YOU WWW.KAMADA.COM

Non - IFRS measures – Adjusted EBITDA Q3/ 20 22 Q3/2023 9M/ 20 22 9M/2023 US $ M 0.5 3.2 (5.3) 3.2 Net loss 0.0 0.1 0.1 0.2 Taxes on income 2.0 1.3 5.9 3.4 Revaluation of Acquisition related contingent consideration 0.0 (0.2) (0.2) 0.5 Other financial expense, net 1.8 1.8 5.3 5.3 Amortization of acquisition related intangible assets 1.3 1.4 3.9 4.2 Other depreciation and amortization expenses 0.4 0.3 0.9 0.9 Non - cash share - based compensation expenses 6.0 7.9 10.6 17.7 Adjusted EBITDA Kamada / November 2023 16